Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive Suite 1601 Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

January 15, 2020

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal High Yield & Special Situations Fund
File Numbers: 333-231722; 811-23445

Dear Ms. Bentzinger:

On behalf of the Nuveen Municipal High Yield & Special Situations Fund (the “Fund”), this letter and the corresponding attachment is in response to the comments that you provided via telephone on January 13, 2020, to the Fund’s filing of pre-effective amendment No. 1, which was filed on December 19, 2019. The attached reflects edits made to the Fund’s Registration Statement in response to the comments you provided via telephone. Please see the below for written responses to the following comments:

1.

Comment: In response to comment 45 of the comment/response letter submitted on December 19, 2019 to the initial N-2 registration statement, you declined to include the undertaking required by Item 34.1 of Form N-2, which states that the Fund will suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declined more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus. Because this undertaking is specifically required by the Form, the staff believes it must be included in the registration statement, notwithstanding your response.

Response: The undertaking will be included in the registration statement.

2.	Comment: Please confirm that the fee waiver/expense reimbursement agreement will be filed as an exhibit in the Registrant’s Part C.

Response: The fee waiver/expense reimbursement arrangement for the Fund is not contained in a written agreement and, therefore, will not be attached as an exhibit to the registration statement. As noted in the footnote to the Annual Fund Operating Expenses table, the arrangement may only be terminated or modified during the time period set forth in the footnote with the approval of the Board of Trustees.

Please note that before the Fund’s Registration Statement is declared effective under the Securities Act of 1933, the Fund will file an amendment containing all required exhibits.

If we may cooperate with you in any way in the processing of this letter and the corresponding attachment, please telephone the undersigned at (312) 964-3522 or David P. Glatz at (312) 964-3502 with any questions or comments concerning these materials.

Very truly yours,

/s/ Stephen LaChine

Stephen LaChine

Copies to:

D. Glatz (w/encl.)

G. Zimmerman (w/encl.)